

June 22, 2011

Via E-mail
Christopher Pappas
President and Chief Executive Officer
Chefs' Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: Chefs' Warehouse Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 8, 2011**
> **File No. 333-173445**

Dear Mr. Pappas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Recent Development, page 4

1. We note the disclosure of your entering into an agreement to purchase certain assets of Harry Wils & Co. including its inventory, certain intangible assets, customer list and certain intellectual property and that you expect to close the transaction in July with your existing senior secured credit facilities. In this regard, please tell us and disclose the business purpose of the purchase and the significance of the purchase in terms of dollar amount and whether it is considered a business purchase under Rule 11-01(d) of Regulation S-X. We note your risk factor disclosure on page 16 of your intention of consolidating the operations with those of Harry Wils & Co. after the transaction. To the extent that the transaction is considered a business and is material to your financial statements, you should provide pro forma effect of this probable transaction in your pro forma financial statements.

2. Please disclose the purchase price you agreed to pay for the assets of Harry Wils & Co. Please also file as an exhibit to the registration statement the purchase agreement or explain to us why you do not believe such agreement to be material. See Item 601(b)(2) of Regulation S-K.

The Offering, page 6

Use of Proceeds, page 6

3. The disclosure that you require borrowings under your new senior secured credit facilities, together with the net proceeds from the offering, for the uses described in two bullet points in this subsection implies that the net proceeds from the offering, alone, is insufficient for such uses. Accordingly, please delete the sentence "[a]ny remaining net proceeds will be used for general corporate purposes," as it implies that you will have net proceeds from the offering remaining after the uses described in the two bullet points in this section. Please also revise in "Use of Proceeds."

Summary Consolidated Financial Data, page 8

4. We note your response to comment 12 in our letter dated May 10, 2011 and re-issue such comment. In this regard, please tell us, and disclose, if the pro forma earnings per share data for the fiscal year ended December 24, 2010, and the three months ended March 25, 2011, will give effect to the number of shares whose proceeds would be necessary to pay the excess dividend distribution to your Class A units since it exceeds your current year earnings. In this regard, we note your deemed dividend of $22,429 exceeds your net income of $15,874 for the fiscal year ended December 24, 2010. Therefore, you should increase your pro forma earnings per share denominator by the incremental number of shares that would equate to $6,555 once you have determined your offering price per share.

5. We note your responses to comments 13 and 16 in our letter dated May 10, 2011 and await your revisions in a future amendment to Form S-1.

6. We note your response to comment 14 in our letter dated May 10, 2011 and do not believe your planned refinancing transaction is factually supportable at this time until the commitment letter and term sheet are formally executed. Please revise to remove the new financing from your pro forma financial statements.

Risk Factors, page 12

Risks Relating to this Offering, page 21

7. We note your response to comment 18 in our letter dated May 10, 2011. Please tell us whether you expect to qualify for the controlled company exemption offered by the

NASDAQ Listing Rules, regardless of your intention to avail yourself to such exemption. If you expect to qualify, then please add the risk factor requested by such comment. You may disclose in the risk factor your current intentions on availing yourself to such exemption.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Inventory valuation, page 37

8. We note your response to comment 27 in our letter dated May 10, 2011 and re-issue such comment. Please tell us, and disclose, a roll-forward schedule of your inventory reserve amounts for all periods presented in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X.

Valuation of Goodwill and Intangible Assets, page 38

9. We note your responses to comments 28 and 29 in our letter dated May 10, 2011. We note that you have discrete financial information for each of your geographical regions and each region constitutes a component. We further note from your response that you aggregate your geographical components into one reporting unit for the purpose of testing goodwill for impairment. Please note that only components of an operating segment that have similar economic characteristics should be aggregated into a single reporting unit. See FASB ASC 350-20-35-35. For purposes of evaluating economic characteristics of your components the criteria for aggregating operating segments in FASB ASC 280-10-50-11 should be considered. In this regard, please provide to us your discrete financial information for each of your geographical components for the past three fiscal years ended December 24, 2010 as well as their projected financial information. Please supplement this information with a detailed analysis which supports your conclusion that your components have similar economic characteristics for aggregation.

Compensation Discussion and Analysis, page 61

Compensation Philosophy and Objectives, page 61

10. We note the disclosure that you provide competitive total compensation based on compensation levels at other similarly-sized companies operating within your business sector. Please clarify whether you engaged in benchmarking with respect to total compensation or any individual component of compensation. If did engage in benchmarking, then please identify the benchmark and its components, including component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

<u>2010 Units Vested Table, page 68</u>

11. We note your response to comment 49 in our letter dated May 10, 2011. The disclosure of the value realized on vesting should be based on the market value of your limited liability company interests on the vesting date. A statement that a market value of such interests is not readily determinable is insufficient to satisfy the disclosure required by Item 402(g)(2)(v) of Regulation S-K. Accordingly, we reissue such comment.

<u>Undertakings, page II-2</u>

12. We note your response to comment 66 in our letter dated May 10, 2011. The undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K are required for the offering even though the offering is not pursuant to Securities Act Rule 415. For guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations and Securities Act Rule 159A. Accordingly, we reissue such comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Alexandros Aldous
       Ken Clark
       Chefs' Warehouse Holdings, LLC